Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
Fax: (212) 735-2000
December 2, 2005
Michael Pressman, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Goody’s Family Clothing, Inc. Schedule TO-T filed on November 10, 2005 by GF Acquisition Corp., et al (File No. 5-42079)

Dear Mr. Pressman:
     On behalf of GF Acquisition Corp., Goody’s Holdings, Inc. (formerly known as GF Goods Inc.), GMM Capital LLC, PGDYS LLC and Prentice Capital Management, LP (collectively, the “Filing Persons”), we submit this letter in response to your November 23, 2005 comment letter (the “Comment Letter”) relating to the offer by GF Acquisition Corp. to purchase all outstanding shares of common stock, no par value, of Goody’s Family Clothing, Inc. (“Goody’s”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) on November 10, 2005 (File No. 5-42079).
     Set forth below are the Filing Persons’ responses to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in the Comment Letter. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. Capitalized terms used herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

Michael Pressman, Esq.
December 2, 2005

     Concurrently with the filing of this letter, we are filing Amendment No. 1 to the Schedule TO that reflects our responses to the Staff’s comments as well as other changes made to update the information contained in the Schedule TO.
Offer to Purchase
Terms of the Offer, page 13
1.	We note you state you will make payment “as soon as practicable.” Please revise here, and elsewhere as applicable, to make clear that you will pay unit holders promptly. Refer to Exchange Act Rule 14e-1(c). Please make corresponding changes throughout the document, as appropriate.

Response: Section 1 (“Terms of the Offer”) of the Offer to Purchase has been revised to make clear that payment to shareholders of Goody’s will be made “promptly.”

2.	Stating that a condition may be waived “at any time or from time to time” suggests that conditions to the offer may be raised or asserted after the expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise here and elsewhere as appropriate.

Response: Section 1 (“Terms of the Offer”), Section 11 (“The Merger Agreement”) and Section 15 (“Conditions of the Offer”) of the Offer to Purchase have been revised to reflect that conditions to the offer will have to be satisfied or waived before the expiration of the offer.
Acceptance for Payment and Payment for Shares, page 14
3.	We note that you intend to comply with Rule 14e-1(c) and have reserved the right to delay payment for shares in order to comply with applicable law. Please revise the disclosure to clarify that all conditions to the offer, other than those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration, and that a delay in payment for shares “to comply in whole or in part with applicable laws” would not necessarily be consistent with Rule 14e-1(c).

Response: Section 1 (“Terms of the Offer”), Section 11 (“The Merger Agreement”) and Section 15 (“Conditions of the Offer”) of the Offer to Purchase have been revised to clarify that all conditions to the offer will have to be satisfied or waived before the expiration of the offer. Section 2 (“Acceptance for Payment and Payment for Shares”) of the Offer to Purchase

Michael Pressman, Esq.
December 2, 2005

has also been revised to clarify that any delay in payment will only be made in compliance with the requirements of Rule 14e-1(c).
Certain U.S. Federal Income Tax Consequences, page 18
4.	You are required to disclose all material federal income tax consequences of your transaction. Rather than to refer to “certain” tax consequences in your heading and the disclosure that follows, please refer to “material” tax consequences. See Item 1004(a)(1)(xii).

Response: Section 5 (“U.S. Federal Income Tax Consequences”) of the Offer to Purchase has been revised to delete the term “certain” and reflect that the disclosure refers to all material U.S. federal income tax consequences.

5.	Please eliminate the statement in the first paragraph that the discussion is “for general information only.” We believe this statement might suggest that unit holders may not rely on the description of material tax consequences included in the offering document.

Response: Section 5 (“U.S. Federal Income Tax Consequences”) of the Offer to Purchase has been revised in accordance with the Staff’s comment.
Certain Information Concerning the Company, page 20
6.	Please revise your disclaimer of responsibility for information contained in your document. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy.

Response: Section 7 (“Certain Information Concerning Goody’s”) and Section 10 (“Background of the Offer; Past Contacts or Negotiations with Goody’s”) of the Offer to Purchase have been revised to delete such disclaimer and include appropriate language regarding the reliability of the information provided by Goody’s to the Filing Persons.

7.	We note the projections were based on “numerous assumptions.” Please disclose all material assumptions underlying the projections. If you do not believe additional disclosure is required, explain to us the basis for that belief.

Response: Section 7 (“Certain Information Concerning Goody’s”) of the Offer to Purchase has been revised to include disclosure regarding the material assumptions underlying the Goody’s projections.

Michael Pressman, Esq.
December 2, 2005

8.	Expand your disclosure to explain why Parent believes the Goody’s projections to be unduly optimistic.

Response: Section 7 (“Certain Information Concerning Goody’s”) of the Offer to Purchase has been revised to include disclosure of why Parent believes the Goody’s projections were unduly optimistic.
Source and Amount of Funds, page 23
9.	Please explain why any affiliates who provide funds for the Offer should not be identified as bidders. In the alternative, please confirm that to the extent any unidentified affiliates provide funding for the Offer, you will amend the Schedule TO to identify the affiliates as bidders, provide the required disclosure and extend the offer as necessary.

Response: Section 8 (“Certain Information Concerning the Purchaser, Parent and Certain Affiliates”), Section 9 (“Source and Amount of Funds”) and Schedule I of the Offer to Purchase have been revised to state that the affiliate of Prentice Capital Management, LP who will be providing funds for the offer is PGDYS LLC. We have also added PGDYS LLC as a filing person of the Schedule TO and Amendment No. 1 thereto that is being filed concurrently herewith.

10.	Supplementally define the term “committed capital.”

Response: Section 9 (“Source and Amount of Funds”) of the Offer to Purchase has been revised to clarify that “committed capital” means that funds and accounts under the management of Prentice Capital Management, LP had net assets of not less than $1.2 billion.
Certain Conditions of the Offer, page 45
11.	We note the heading of this section refers to “certain” conditions of the offer. Please clarify that you have identified all conditions to the offer.

Response: Section 15 (“Conditions of the offer”) of the Offer to Purchase has been revised to clarify that the disclosure identifies all conditions to the offer.

12.	A number of the conditions in this section refer to “Company Material Adverse Effect.” Please define the term so holders will be able to objectively verify if the conditions have been triggered.

Michael Pressman, Esq.
December 2, 2005

Response: Section 15 (“Certain Conditions of the Offer”) of the Offer to Purchase has been revised to include a definition of the term “Company Material Adverse Effect.”

13.	We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the issuer and are specific and capable of objective verification when satisfied. In this regard, revise the conditions to include a standard of reasonableness in lieu of Parent’s “sole judgment.”

Response: Section 15 (“Certain Conditions of the offer”) of the Offer to Purchase has been revised to include a standard of “reasonable judgment” in lieu of “sole judgment.”

14.	We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

Response: The Filing Persons hereby confirm that they will not rely on the language of Section 15 (“Certain Conditions of the Offer”) of the Offer to Purchase to tacitly waive a condition of the offer by failing to expressly assert it and therefore avoiding the need to extend the offer, file an amendment to the offer documents or disseminate additional offer materials should any of the foregoing be required under applicable law.
Closing Comments
     In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:
•	the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Michael Pressman, Esq.
December 2, 2005

•	the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Filing Persons hereby acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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          If you have any questions with respect to the foregoing, please contact me at (212) 735-7886.

Very truly yours,
/s/ Thomas W. Greenberg
Thomas W. Greenberg

Enclosures